Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(Expressed in thousands of U.S. dollars - unaudited)

BITFARMS LTD.

TABLE OF CONTENTS

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars - unaudited)

		As of June 30,	As of December 31,
	Notes	2023	2022
Assets
Current
Cash		30,891	30,887
Trade receivables		1,019	701
Other assets	5	6,815	4,512
Short-term prepaid deposits	7	2,849	12,921
Taxes receivable		12,196	12,142
Digital assets	6	14,597	4,635
Digital assets - pledged as collateral	6, 11	2,137	2,070
Assets held for sale		1,554	1,220
		72,058	69,088
Non-current
Property, plant and equipment	8, 21	200,530	219,428
Right-of-use assets	12	14,732	16,364
Long-term deposits, equipment prepayments and other	9	38,296	38,185
Intangible assets		21	33
Total assets		325,637	343,098
Liabilities
Current
Trade payables and accrued liabilities	10	18,875	20,541
Current portion of long-term debt	11	15,556	43,054
Current portion of lease liabilities	12	2,982	3,649
		37,413	67,244
Non-current
Long-term debt	11	73	4,093
Lease liabilities	12	13,122	14,215
Asset retirement provision	14	2,284	1,979
Total liabilities		52,892	87,531
Shareholders’ equity
Share capital		467,281	429,120
Contributed surplus		70,098	65,512
Revaluation surplus		1,144	—
Accumulated deficit		(265,778)	(239,065)
Total equity		272,745	255,567
Total liabilities and equity		325,637	343,098

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

August 4, 2023	/s/ Nicolas Bonta	/s/ Geoffrey Morphy	/s/ Jeffrey Lucas
Date of approval of the financial statements	Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2023	2022	2023	2022

Revenues	6, 21	35,479	41,815	65,529	82,144
Cost of revenues	20	41,519	32,311	79,922	55,603
Gross (loss) profit		(6,040)	9,504	(14,393)	26,541
Operating expenses
General and administrative expenses	20	9,155	15,392	17,515	29,235
Realized loss on disposition of digital assets	6	—	77,880	—	77,914
(Reversal of) revaluation loss on digital assets	6	—	70,475	(2,695)	66,773
(Gain) loss on disposition of property, plant and equipment		(7)	948	1,559	936
Impairment on short-term prepaid deposits and property, plant and equipment	7	9,982	—	9,982	—
Impairment on goodwill	7	—	17,900	—	17,900
Operating loss		(25,170)	(173,091)	(40,754)	(166,217)
Net financial income	20	(182)	(11,857)	(12,370)	(15,940)
Net loss before income taxes		(24,988)	(161,234)	(28,384)	(150,277)
Income tax recovery	13	(94)	(19,316)	(424)	(12,878)
Net loss		(24,894)	(141,918)	(27,960)	(137,399)

Other comprehensive income
Item that will not be reclassified to profit or loss:
Change in revaluation surplus - digital assets, net of tax	6	579	—	2,391	—
Total comprehensive loss, net of tax		(24,315)	(141,918)	(25,569)	(137,399)

Loss per share	18
Basic and diluted		(0.10)	(0.70)	(0.12)	(0.69)
Weighted average number of common shares outstanding	18
Basic and diluted		246,129,000	203,503,000	239,372,000	200,515,000

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except number of shares - unaudited)

	Notes	Number of shares	Share capital	Contributed surplus	Retained earnings (accumulated deficit)	Revaluation surplus	Total equity
Balance as of January 1, 2023		224,200,000	429,120	65,512	(239,065)	—	255,567
Net loss		—	—	—	(27,960)	—	(27,960)
Change in revaluation surplus - digital assets, net of tax		—	—	—	—	2,391	2,391
Total comprehensive loss, net of tax		—	—	—	(27,960)	2,391	(25,569)
Transfer of revaluation surplus on disposal of digital assets to retained earnings, net of tax		—	—	—	1,247	(1,247)	—
Share-based payment	19	—	—	4,998	—	—	4,998
Issuance of common shares	15	33,551,000	37,587	—	—	—	37,587
Settlement of restricted share units	19	108,000	279	(279)	—	—	—
Exercise of stock options	19	400,000	295	(133)	—	—	162
Balance as of June 30, 2023		258,259,000	467,281	70,098	(265,778)	1,144	272,745

Balance as of January 1, 2022		194,806,000	378,893	43,704	(15)	—	422,582
Net loss		—	—	—	(137,399)	—	(137,399)
Share-based payment	19	—	—	14,032	—	—	14,032
Issuance of common shares and warrants	15	11,478,000	35,925	22	—	—	35,947
Exercise of stock options	19	55,000	35	(12)	—	—	23
Balance as of June 30, 2022		206,339,000	414,853	57,746	(137,414)	—	335,185

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars, except number of shares - unaudited)

		Six months ended June 30,
	Notes	2023	2022

			(Revised - Note 3d)
Cash flows from (used in) operating activities
Net loss		(27,960)	(137,399)
Adjustments for:
Depreciation	20	41,228	30,923
Impairment on short-term prepaid deposits and property, plant and equipment	7	9,982	—
Impairment on goodwill	7	—	17,900
Net financial income	20	(12,370)	(15,940)
Digital assets mined	6	(63,451)	(80,773)
Proceeds from sale of digital assets mined	6	59,370	58,459
Realized loss on disposition of digital assets	6	—	77,914
(Reversal of) revaluation loss on digital assets	6	(2,695)	66,773
Share-based payment	19	4,998	14,032
Income tax recovery	13	(424)	(12,878)
Loss on disposition of property, plant and equipment		1,559	936
Interest and financial expenses paid		(4,947)	(8,982)
Income taxes paid		(237)	(13,170)
Changes in non-cash working capital components	22	(2,581)	(9,540)
Net change in cash related to operating activities		2,472	(11,745)
Cash flows used in investing activities
Purchase of property, plant and equipment		(19,025)	(71,253)
Proceeds from sale of property, plant and equipment		2,626	754
Purchase of marketable securities	20	(21,368)	(36,425)
Proceeds from disposition of marketable securities	20	28,494	67,067
Purchase of digital assets	6	—	(43,237)
Proceeds from sale of digital assets purchased	6	—	11,516
Equipment and construction prepayments and other		(9,956)	(64,172)
Net change in cash related to investing activities		(19,229)	(135,750)
Cash flows from financing activities
Issuance of common shares	15	37,587	35,912
Repayment of long-term debt	11	(18,938)	(11,103)
Proceeds from long-term debt	11	—	67,168
Repayment of lease liabilities	12	(2,118)	(2,244)
Exercise of stock options	15, 19	162	23
Proceeds from credit facility		—	40,000
Repayment of credit facility		—	(61,846)
Net change in cash related to financing activities		16,693	67,910
Net increase (decrease) in cash		(64)	(79,585)
Cash, beginning of the period		30,887	125,595
Exchange rate differences on currency translation		68	(28)
Cash, end of the period		30,891	45,982

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 1:	NATURE OF OPERATIONS

Bitfarms Ltd. (the “Company” or “Bitfarms”) was incorporated under the Canada Business Corporations Act on October 11, 2018 and continued under the Business Corporations Act (Ontario) on August 27, 2021. The common shares of the Company are listed on the Nasdaq Stock Market and the Toronto Stock Exchange (NASDAQ/TSX: BITF). Its registered office is located on 18 King Street East, Suite 902, Toronto, Ontario, Canada, M5C 1C4.

The activities of the Company mainly consist of selling its computational power for the purpose of cryptocurrency mining in multiple jurisdictions as described in Note 21 “Geographical Information”. The Company’s operations are currently located in Canada, the United States, Argentina and Paraguay. 9159-9290 Quebec Inc. (“Volta”), a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its server farms and provides electrician services to both commercial and residential customers in Quebec.

Bitfarms owns and operates server farms comprised of computers (referred to as “Miners”) designed for the purpose of validating transactions on the BTC Blockchain (referred to as “Mining”). Bitfarms generally operates Miners 24 hours a day producing computational power (measured by hashrate) which it sells to Mining Pools under a formula driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, pools compensate Mining companies for their hashrate based on what the pool would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms for its hashrate may be in cryptocurrency, U.S. dollars, or other currency. Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars, as determined to be needed, through reputable and established cryptocurrency trading platforms. Mining Pools generate revenue by Mining with purchased hashrate through the accumulation of Block Rewards and transaction fees issued by the BTC network. Mining pools purchase hashrate and accept the risk of rewards not being commensurate with compensation paid with the aim to mine more blocks than their proportionate share in a given time period.

Terms and definitions

In these financial statements, the terms below have the following definitions:

	Term	Definition
1	Backbone	Backbone Hosting Solutions Inc.
2	Volta	9159-9290 Quebec Inc.
3	Backbone Argentina	Backbone Hosting Solutions SAU
4	Backbone Paraguay	Backbone Hosting Solutions Paraguay SA
5	Backbone Mining	Backbone Mining Solutions LLC
6	BTC	Bitcoin
7	BVVE	Blockchain Verification and Validation Equipment
8	CAD	Canadian Dollars
9	USD	U.S. Dollars
10	ARS	Argentine Pesos

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 2:	LIQUIDITY

Bitfarms is primarily engaged in cryptocurrency mining, a highly volatile industry with significant inherent risk. Declines in the market prices of cryptocurrencies, an increase in the difficulty of BTC mining, delays in the delivery of mining equipment, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above have impacted the recoverability of the Company’s digital assets and property, plant and equipment, resulting in impairment losses being recorded.

The Company’s current operating budget and future estimated cash flows indicate that the Company will generate positive cash flow in excess of required interest and principal payments on its long-term debt due within the twelve-month period. These analyses are based on BTC market factors including price, difficulty and network hashrate, for the twelve-month period following the date of these interim condensed consolidated financial statements were authorized for issuance.

At current BTC prices, the Company’s existing cash resources and the proceeds from any sale of its treasury and mined BTC may not be sufficient to fund capital investments to support its growth objectives. If the proceeds from the sale of BTC are not sufficient, the Company would be required to raise additional funds from external sources to meet these requirements. There is no assurance that the Company will be able to raise such additional funds on acceptable terms, if at all.

If the Company raises additional funds by issuing securities, existing shareholders may be diluted. If the Company was unable to obtain financing from external sources or issuing securities, or if funds from operations and proceeds from any sale of the Company’s BTC holdings were negatively impacted by the BTC price, the Company may have difficulty meeting its payment obligations.

NOTE 3:	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation and measurement

The interim condensed consolidated financial statements (“Financial Statements”) of the Company comprise the accounts of Bitfarms Ltd. and its wholly-owned subsidiaries. These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These Financial Statements were approved by the Board of Directors on August 4, 2023.

These Financial Statements do not include all the information required for full annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2022.

These Financial Statements have been prepared under the same accounting policies used in the audited annual consolidated financial statements for the year ended December 31, 2022, except for new accounting standards issued and adopted by the Company which are described below. The accounting policies have been applied consistently by the Company’s entities and to all periods presented in these Financial Statements, unless otherwise indicated.

The Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments and digital assets recorded at fair value, and assets held for sale measured at the lower of its carrying amount and fair value less costs to sell.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	New accounting amendments issued and adopted by the Company

The following amendments to existing standards were adopted by the Company as of January 1, 2023:

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)

Amendments to IAS 1 change the requirements in IAS 1 with regard to disclosure of accounting policies. Applying the amendments, an entity discloses its material accounting policies instead of its significant accounting policies. Further amendments to IAS 1 explain how an entity can identify a material accounting policy.

Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

Amendments to IAS 8 replace the definition of a change in accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

The adoption of the amendments listed above did not have a significant impact on the Company’s Financial Statements.

c.	New accounting amendments issued to be adopted at a later date

The following amendments to existing standards have been issued and are applicable to the Company for its annual period beginning on January 1, 2024 and thereafter, with an earlier application permitted:

Amendments to IFRS 16, Leases (“IFRS 16”)

Amendments to IFRS 16 require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a manner that does not recognize any amount of the gain or loss that relates to the right of use retained. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease.

Amendments to IAS 1

Amendments to IAS 1 clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the interim consolidated statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt that an entity might settle by converting into equity.

Amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require information about these covenants be disclosed in the notes to the financial statements.

The Company is currently evaluating the impact of adopting the amendments on the Company’s Financial Statements.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 3:	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

d.	Comparative figures revised

Certain figures in the comparative period of the Financial Statements have been revised to conform to the current presentation. Specifically, within the interim consolidated statements of cash flow, cash flows related to the purchase and disposal of marketable securities were amended to be presented on a gross basis within investing activities, and as such, the financial statement line item “Gain in disposition of marketable securities” was removed in the comparative period, within operating activities, with the offsetting impact in “Purchase of property, plant and equipment”, within investing activities. The revision between operating and investing activities was $30,642.

NOTE 4:	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the Financial Statements requires management to undertake judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. These estimates and judgments are based on management’s best knowledge of the events or circumstances and actions the Company may take in the future. The actual results may differ from these assumptions and estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to assumptions and estimates are recognized in the period in which the assumption or estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the audited annual consolidated financial statements for year ended December 31, 2022.

NOTE 5:	OTHER ASSETS

	As of June 30,	As of December 31,
	2023	2022
Sales taxes receivable*	5,861	3,816
Electrical component inventory	663	588
Other receivables	291	108
	6,815	4,512

*	Refer to Note 20c for more details about the provision applied to the Argentine value-added tax (VAT) receivable included in sales taxes receivable.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 6:	DIGITAL ASSETS

BTC transactions and the corresponding values for the three and six months ended June 30, 2023 and 2022 were as follows:

	Three months ended June 30,
	2023		2022
	Quantity	Value	Quantity	Value
Balance of digital assets including digital assets pledged as collateral as of April 1,	435	12,379	5,244	238,792
BTC mined*	1,223	34,243	1,257	41,048
BTC exchanged for cash and services	(1,109)	(30,887)	(3,357)	(69,281)
Realized gain (loss) on disposition of digital assets**	—	1,110	—	(77,880)
Change in unrealized loss on revaluation of digital assets**	—	(111)	—	(70,475)
Balance of digital assets including digital assets pledged as collateral as of June 30,	549	16,734	3,144	62,204
Less digital assets pledged as collateral as of June 30,***	(70)	(2,137)	(2,598)	(51,403)
Balance of digital assets excluding digital assets pledged as collateral as of June 30,	479	14,597	546	10,801

	Six months ended June 30,
	2023		2022
	Quantity	Value	Quantity	Value
Balance of digital assets including digital assets pledged as collateral as of January 1,	405	6,705	3,301	152,856
BTC mined*	2,520	63,451	2,218	80,773
BTC purchased	—	—	1,000	43,237
BTC exchanged for cash and services	(2,376)	(59,370)	(3,375)	(69,975)
Realized gain (loss) on disposition of digital assets**	—	1,697	—	(77,914)
Change in unrealized gain (loss) on revaluation of digital assets**	—	4,251	—	(66,773)
Balance of digital assets including digital assets pledged as collateral as of June 30,	549	16,734	3,144	62,204
Less digital assets pledged as collateral as of June 30,***	(70)	(2,137)	(2,598)	(51,403)
Balance of digital assets excluding digital assets pledged as collateral as of June 30,	479	14,597	546	10,801

*	Management estimates the fair value of BTC mined on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on Coinmarketcap on the day it was received. Management considers the prices quoted on Coinmarketcap to be a level 2 input under IFRS 13, Fair Value Measurement.

**	A portion of the realized gain on disposition of digital assets and the change in unrealized gain on revaluation of digital assets is presented in other comprehensive income after reversing previously recorded revaluation loss on digital assets in the statement of profit or loss. For the three and six months ended June 30, 2023, a gain of $579, net of $420 of deferred income tax expense, and a gain of $2,391, net of $862 of deferred income tax expense, respectively, were presented in other comprehensive income (three and six months ended March June 30, 2022: nil and nil, respectively).

***	Refer to Note 11 for details of the Company’s long-term debt and BTC pledged as collateral.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 7:	IMPAIRMENT

The impairment loss on short-term prepaid deposits and property, plant and equipment for the three and six months ended June 30, 2023 was $9,982 (three and six months ended June 30, 2022: nil).

Impairment on short-term prepaid deposits during the second quarter of 2023

i.	Background

In 2022, the Company entered into agreements with external brokers to be able to proceed with the importation of its miners into Argentina. Under the agreements, the Company was required to make advance deposits to the external brokers, which were classified as short-term prepaid deposits on the consolidated statements of financial position. During the three months ended June 30, 2023, the Company decided to terminate the importation agreements with the external brokers as of June 30, 2023.

ii.	Impairment loss

The Company assumed the cost of terminating the importation agreements with the brokers in order to execute its new importation strategy, resulting in the Company forgoing a balance of $6,982 of deposits. Accordingly, as of June 30, 2023, the Company impaired $6,982 of short-term prepaid deposits. This impairment is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits and property, plant and equipment.

Impairment on mineral assets during the second quarter of 2023

i.	Background

The Suni mineral asset was acquired in connection with the reverse acquisition of Bitfarms Ltd (Israel) on April 12, 2018 and its value, at the time, was estimated at $9,000 based on an independent appraiser’s valuation report. Suni is an iron ore deposit located in Canada that was held by the acquiree. Since its acquisition, following the presence of impairment indicators, the Suni mineral asset was written down to a net book value of $3,000 as of December 31, 2022.

ii.	Impairment loss

During the three months ended June 30, 2023, management planned to dispose of the Suni mineral asset, and as a result, tested the cash-generating unit for impairment, resulting in a further impairment charge of $3,000, bringing the carrying amount to nil. This impairment is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits and property, plant and equipment.

Subsequent to June 30, 2023, the Company entered into a sale agreement with a third party to dispose of the Suni mineral asset for a nominal amount.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 8:	PROPERTY, PLANT AND EQUIPMENT

As of June 30, 2023 and December 31, 2022, property, plant and equipment (“PPE”) consisted of the following:

	Notes	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2023		308,205	9,000	4,392	45,278	1,082	367,957
Additions		29,609	—	314	4,212	43	34,178
Dispositions		(6,189)	—	—	(5)	(74)	(6,268)
Transfer to assets held for sale		(5,695)	—	—	—	—	(5,695)
Balance as of June 30, 2023		325,930	9,000	4,706	49,485	1,051	390,172

Accumulated Depreciation
Balance as of January 1, 2023		120,097	6,000	270	21,636	526	148,529
Depreciation		38,049	—	74	1,453	88	39,664
Dispositions		(5,010)	—	—	(5)	(56)	(5,071)
Transfer to assets held for sale		(4,938)	—	—	—	—	(4,938)
Impairment	7	—	3,000	—	—	—	3,000
Impairment on deposits transferred to PPE		8,031	—	—	427	—	8,458
Balance as of June 30, 2023		156,229	9,000	344	23,511	558	189,642

Net book value as of June 30, 2023		169,701	—	4,362	25,974	493	200,530

		BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2022		156,647	9,000	4,549	5,783	547	176,526
Measurement period adjustment to business combination		(1,127)	—	(18)	—	—	(1,145)
Additions		164,437	—	3,239	39,495	552	207,723
Dispositions		(3,609)	—	(3,378)	—	(17)	(7,004)
Transfer to assets held for sale		(8,143)	—	—	—	—	(8,143)
Balance as of December 31, 2022		308,205	9,000	4,392	45,278	1,082	367,957

Accumulated Depreciation
Balance as of January 1, 2022		35,766	1,800	286	1,560	264	39,676
Depreciation		66,319	—	193	1,703	124	68,339
Dispositions		(2,562)	—	(366)	—	(13)	(2,941)
Transfer to assets held for sale		(6,040)	—	—	—	—	(6,040)
Impairment		24,820	4,200	157	13,107	151	42,435
Impairment on deposits transferred to PPE		1,794	—	—	5,266	—	7,060
Balance as of December 31, 2022		120,097	6,000	270	21,636	526	148,529

Net book value as of December 31, 2022		188,108	3,000	4,122	23,642	556	219,428

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 8:	PROPERTY, PLANT AND EQUIPMENT (Continued)

BVVE

Further details of the quantity and models of BTC BVVE held by the Company as of June 30, 2023 and December 31, 2022 are as follows :

	MicroBT Whatsminer*	Bitmain S19j Pro	Innosilicon T3 & T2T**	Bitmain S19XP	Total
Quantity as of January 1, 2023	45,375	7,172	5,711	—	58,258
Additions	5,808	2,880	—	409	9,097
Dispositions	(540)	—	(2,591)	(409)	(3,540)
Quantity as of June 30, 2023	50,643	10,052	3,120	—	63,815
Classified as assets held for sale	(1,972)	—	(3,120)	—	(5,092)
Presented as property, plant and equipment	48,671	10,052	—	—	58,723

*	Includes 1,972 M20S classified as assets held for sale, 36,018 M30S and 12,653 M31S Miners as of June 30, 2023.

**	Includes 1,848 T3 and 1,272 T2T Miners classified as assets held for sale as of June 30, 2023.

	MicroBT Whatsminer*	Bitmain S19j Pro	Innosilicon T3 & T2T**	Canaan Avalon A10	Bitmain S19XP	Other Bitmain Antminers***	Total
Quantity as of January 1, 2022	18,675	7,172	6,446	1,024	—	8,073	41,390
Additions	28,499	—	—	—	801	—	29,300
Dispositions	(1,799)	—	(735)	(1,024)	(801)	(8,073)	(12,432)
Quantity as of December 31, 2022	45,375	7,172	5,711	—	—	—	58,258
Classified as assets held for sale	(2,512)	—	(1,272)	—	—	—	(3,784)
Presented as ROU asset****	(3,000)	—	—	—	—	—	(3,000)
Presented as property, plant and equipment	39,863	7,172	4,439	—	—	—	51,474

*	Includes 2,512 M20S classified as assets held for sale, 30,210 M30S and 12,653 M31S Miners.

**	Includes 4,439 T3 and 1,272 T2T Miners classified as assets held for sale.

***	Included Antminer T15 and Antminer S15 Miners classified as assets held for sale and written off.

****	Includes 3,000 Whatsminer M31S+ with a net book value of approximately $3,330.

14 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 9:	LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, OTHER AND COMMITMENTS

		As of June 30,	As of December 31,
		2023	2022
VAT receivable		—	2,083
Security deposits for energy, insurance and rent		5,537	3,872
Equipment and construction prepayments	a	32,759	32,230
		38,296	38,185

a.	Equipment and construction prepayments

As of June 30, 2023, the Company has deposits on BVVE and electrical components in the amount of $26,084, which includes the $19,097 credit for future purchase agreements, as described below, with a book value of $13,127, net of previously recorded impairment. In addition, the Company has deposits for construction work and materials in the amount of $6,675, mainly for the Argentina expansion.

In December 2022, the Company renegotiated its previous purchase agreements for 48,000 Miners by extinguishing the outstanding commitments of $45,350 without penalty and establishing a $22,376 credit for deposits previously made which will be applied against future purchase agreements before October 1, 2023.

Commitments

As of June 30, 2023, the Company had no off-balance sheet commitments.

NOTE 10:	TRADE PAYABLES AND ACCRUED LIABILITIES

	As of June 30,	As of December 31,
	2023	2022
Trade accounts payable and accrued liabilities	10,302	12,897
Government remittances	8,573	7,644
	18,875	20,541

15 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 11:	LONG-TERM DEBT

	As of June 30,	As of December 31,
	2023	2022
Equipment financing	15,523	47,020
Volta note payable	106	127
Total long-term debt	15,629	47,147
Less current portion of long-term debt	(15,556)	(43,054)
Non-current portion of long-term debt	73	4,093

Movement in long-term debt is as follows:

	As of June 30,	As of December 31
	2023	2022
	six-month period	twelve-month period
Balance as of January 1,	47,147	11,167
Issuance of long-term debt	—	67,201
Payments	(20,862)	(38,532)
Gain on extinguishment of long-term debt	(12,580)	—
Interest on long-term debt	1,924	7,311
Balance as of period end	15,629	47,147

a.	Equipment financing activity

Repayment of Foundry Loans #2, #3 and #4

In April and May 2021, the Company entered into four loan agreements for the acquisition of 2,465 Whatsminer Miners referred to as “Foundry Loans #1, #2, #3 and #4.” During 2022, Foundry Loan #1 matured and was fully repaid. In January 2023, the principal amounts of the remaining Foundry Loans #2, #3 and #4 were fully repaid before their maturity date with forgiveness of prepayment penalties totaling $829.

Settlement of the loan with BlockFi Lending LLC (“BlockFi”)

In February 2022, Backbone Mining entered into an equipment financing agreement for gross proceeds of $32,000 collateralized by 6,100 Bitmain S19j Pro Miners referred to as the “BlockFi Loan”. The net proceeds received by the Company were $30,994 after capitalizing origination, closing and other transaction fees of $1,006.

In December 2022, the Backbone Mining ceased making installment payments, which constituted a default under the loan agreement, and the BlockFi Loan was classified as current.

On February 8, 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety with a then outstanding debt balance of $20,330 for cash consideration of $7,750, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12,580 recognized in net financial income in the consolidated statements of profit or loss and comprehensive profit or loss during the three months ended March 31, 2023. Upon settlement, all of Backbone Mining’s assets, including the 6,100 Miners collateralizing the loan, were unencumbered.

16 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 11:	LONG-TERM DEBT (continued)

a.	Equipment financing activity (continued)

NYDIG Loan

In June 2022, Backbone entered into an equipment financing agreement, referred to as the “NYDIG Loan”, for gross proceeds of $36,860 collateralized by 10,395 Whatsminer M30S Miners. The net proceeds received by the Company were $36,123 net of origination and closing fees of $737. As part of the agreement, the Company must maintain in an identified wallet an approximate quantity of BTC whose value equates to one month of interest and principal payments on the outstanding loan. The Company pledged 70 BTC as collateral with a fair market value of $2,137 as of June 30, 2023. The pledged BTC is held in a segregated Coinbase Custody account, which BTC is owned by the Company unless there is an event of default under the NYDIG Loan.

b.	Summary of equipment financing

As of June 30, 2023, the Company’s equipment financing consisted only of the NYDIG Loan. The NYDIG Loan balance and the net book value (“NBV”) of its related collateral, as of June 30, 2023, are as follows:

	Maturity date	Stated rate	Effective rate*	Monthly repayment ($)	Long-term debt balance ($)	NBV of Collateral ($)	Collateral**
NYDIG Loan	February 2024	12.0%	14.4%	2,043	15,523	27,935	10,395

*	Represents the implied interest rate after capitalizing financing and origination fees.

**	Represents the quantity of Whatsminers received in connection with the equipment financing and pledged as collateral for the related loan.

17 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 12:	LEASES

Set out below are the carrying amounts of the Company’s right-of-use (“ROU”) assets and lease liabilities and their activity during the six months ended June 30, 2023 and the year ended December 31, 2022:

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2023	15,694	265	405	16,364	17,864
Additions and extensions to ROU assets	—	318	—	318	318
Reclass to property, plant and equipment	—	—	(364)	(364)	—
Depreciation	(1,444)	(98)	(17)	(1,559)	—
Lease termination	—	(27)	—	(27)	(12)
Payments	—	—	—	—	(2,837)
Gain on extinguishment of lease liabilities	—	—	—	—	(255)
Interest	—	—	—	—	719
Foreign exchange	—	—	—	—	307
As of June 30, 2023	14,250	458	24	14,732	16,104
Less current portion of lease liabilities					(2,982)
Non-current portion of lease liabilities					13,122

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2022	9,038	283	76	9,397	13,573
Additions and extensions to ROU assets	9,526	118	1,693	11,337	11,354
Depreciation	(1,975)	(129)	(121)	(2,225)	—
Lease termination	(104)	(7)	—	(111)	(112)
Impairment	(791)	—	(1,243)	(2,034)	—
Payments	—	—	—	—	(7,528)
Interest	—	—	—	—	1,451
Foreign exchange	—	—	—	—	(874)
As of December 31, 2022	15,694	265	405	16,364	17,864
Less current portion of lease liabilities					(3,649)
Non-current portion of lease liabilities					14,215

Reliz Lease

In February 2023, the Company negotiated a modification to its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $373 for a payment of $118. Refer to Note 20 for more details.

18 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 13:	INCOME TAXES

Deferred taxes

Deferred taxes are computed at a tax rate of 26.5% based on tax rates expected to apply at the time of realization. Deferred taxes relate primarily to the timing differences on recognition of expenses relating to the depreciation of fixed assets, loss carryforwards and professional fees relating to the Company’s equity activity that are recorded as a reduction of equity.

As at June 30, 2023, the Company has analyzed the recoverability of its deferred tax assets and has concluded that it is not more likely than not that sufficient taxable profit is expected to utilize these deferred tax assets. The Company will evaluate the likelihood of recoverability at each reporting date and will recognize net deferred tax asset when and if appropriate.

Current and deferred income tax expense (recovery)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Current tax expense (recovery):
Current year	144	(12,466)	256	(8,401)
Prior year	182	214	182	68
	326	(12,252)	438	(8,333)

Deferred tax expense (recovery):
Current year	(420)	(6,970)	(862)	(4,451)
Prior year	—	(94)	—	(94)
	(420)	(7,064)	(862)	(4,545)
	(94)	(19,316)	(424)	(12,878)

19 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 14:	ASSET RETIREMENT PROVISION

	As of June 30,	As of December 31,
	2023	2022
	six-month period	twelve-month period
Balance as of January 1,	1,979	239
Additions during the period	192	1,701
Accretion expense	101	93
Effect of change in the foreign exchange rate	12	(54)
Balance as of period end	2,284	1,979

As of June 30, 2023, the Company estimated the costs of restoring its leased premises to their original state at the end of their respective lease terms to be $4,326 (December 31, 2022: $3,950), discounted to present value of $2,284 (December 31, 2022: $1,979) using annual discount rates between 7% and 10% (December 31, 2022: between 7% and 10%) over the lease periods, which were estimated to range from seven to ten years depending on the location.

NOTE 15:	SHARE CAPITAL

Common shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As of June 30, 2023, the Company had 258,259,000 issued and outstanding common shares (December 31, 2022: 224,200,000).

Warrants

Details of the outstanding warrants are as follows:

	Six months ended June 30,
	2023		2022
	Number of warrants	Weighted average exercise price (USD)	Number of warrants	Weighted average exercise price (USD)
Outstanding, January 1,	19,153,000	4.21	19,428,000	4.16
Granted	—	—	25,000	3.47
Outstanding, June 30,	19,153,000	4.21	19,453,000	4.16

The weighted average contractual life of the warrants as of June 30, 2023 was 0.9 years (June 30, 2022: 1.9 years).

20 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 15:	SHARE CAPITAL (Continued)

Significant transactions

i.	Garlock Acquisition

In the first quarter of 2022, the Company acquired a building in Quebec referred to as “Garlock” in exchange for cash consideration of $1,783 and the issuance of 25,000 warrants granted with a strike price of $3.47 and a contractual life of 2 years.

ii.	At-The-Market Equity Offering Program

Bitfarms commenced an at-the-market equity offering program on August 16, 2021, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate proceeds of up to $500,000.

During the six months ended June 30, 2023, the Company issued 33,551,000 common shares in the at-the-market equity offering program in exchange for gross proceeds of $38,900 at an average share price of approximately $1.16. The Company received net proceeds of $37,587 after paying commissions of $1,234 to the Company’s agent for the program and $79 in other transaction costs.

During the six months ended June 30, 2022, the Company issued 11,478,000 common shares in the at-the-market equity offering program in exchange for gross proceeds of $37,165 at an average share price of approximately $3.24. The Company received net proceeds of $35,912 after paying commissions of $1,115 to the Company’s agent and $138 in other transaction costs.

iii.	Stock Options

During the six months ended June 30, 2023, option holders exercised stock options to acquire 400,000 common shares (six months ended June 30, 2022: 55,000) resulting in proceeds of approximately $160 (six months ended June 30, 2022: $23) being paid to the Company.

21 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 16:	FINANCIAL INSTRUMENTS

Measurement categories and fair value

Financial assets and financial liabilities have been classified into categories that determine their basis of measurement. The following tables show the carrying values and the fair value of assets and liabilities for each of the applicable categories:

		As of June 30,	As of December 31,
		2023	2022
Financial assets at amortized cost
Cash	Level 1	30,891	30,887
Trade receivables	Level 2	1,019	701
Other receivables	Level 2	291	108
Total carrying amount and fair value		32,201	31,696
Financial liabilities at amortized cost
Trade accounts payable and accrued liabilities	Level 2	10,302	12,897
Long-term debt	Level 2	15,629	47,147
Total carrying amount and fair value		25,931	60,044

Net carrying amount and fair value		6,270	(28,348)

The carrying amounts of trade receivables, insurance refund and other receivables, trade payables and accrued liabilities and long-term debt presented in the table above are a reasonable approximation of their fair value.

Derivative assets

Starting in the first quarter of 2023, the Company entered into forward BTC option contracts to sell digital assets to reduce the risk of variability of future cash flows resulting from future sales of digital assets. The fair value of option contracts is categorized as Level 2 in the fair value hierarchy and is presented under Other assets in the consolidated statements of financial position when there is an outstanding contract at period end. As of June 30, 2023, there were no outstanding contracts. Their fair values are a recurring measurement. Fair value of derivative financial instruments generally reflects the estimated amounts that the Corporation would receive or pay, and taking into consideration the counterparty credit risk or the Corporation’s credit risk, at each reporting date. The Company uses market data such as BTC option futures to estimate the fair value of option contracts at each reporting date. The Company did not apply hedge accounting on these contracts.

The following gain or loss related to derivatives are recognized in net financial income in the consolidated statements of profit or loss and comprehensive profit or loss:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Unrealized change in fair value of outstanding contracts	(35)	—	—	—
Realized loss on settled contracts	250	—	180	—
	215	—	180	—

22 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 17:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The following table details balances payable to related parties:

	As of June 30,	As of December 31,
	2023	2022
Trade payables and accrued liabilities
Directors’ remuneration	127	1,522
Director and senior management incentive plan	46	95
	173	1,617

Amounts due to related parties, other than lease liabilities, are unsecured, non-interest bearing and payable on demand.

Transactions with related parties

During the three and six months ended June 30, 2022, the Company made rent payments totaling approximately $57 and $178, respectively, to companies controlled by certain directors of the Company. No such payments were made for the three and six months ended June 30, 2023. The rent payments were classified as interest included in financial expenses and principal repayment of lease liabilities. During the year ended December 31, 2022, the Company’s leases with companies controlled by directors were renewed with third parties.

In December 2022, the Company’s consulting agreements with two of its directors were terminated, their roles and responsibilities were reduced and termination payments totaling $1,466 were accrued and included in trade payables and accrued liabilities as at December 31, 2022 (as of June 30, 2023, balance accrued: nil). The consulting fees totaled approximately $226 and $426 for the three and six months ended June 30, 2022, respectively (for the three and six months ended June 30, 2023: nil).

The transactions described above were incurred in the normal course of operations. These transactions are included in the consolidated statements of profit or loss and comprehensive profit or loss as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
General and administrative expenses	—	226	—	426
Net financial expenses	—	17	—	44
	—	243	—	470

23 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 18:	NET EARNINGS (LOSS) PER SHARE

For the three and six month period ended June 30, 2023 and 2022, potentially dilutive securities have not been included in the calculation of diluted earnings (loss) per share because their effect is antidilutive. The additional potentially dilutive securities that would have been included in the calculation of diluted earnings per share, had their effect not been anti-dilutive for the three and six month period ended June 30, 2023, would have totaled approximately 3,850,000 and 3,731,000 (three and six months ended June 30, 2022: 1,914,000 and 2,214,000, respectively).

NOTE 19:	SHARE-BASED PAYMENT

The share-based payment expense related to stock options and restricted stock units (“RSU”) for employees, directors, consultants and former employees received was as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Equity-settled share-based payment plans	2,462	7,927	4,998	14,032

Options

On March 31, 2023, upon the voluntary surrender by option holders, the Company cancelled outstanding options exercisable for 10,535,000 common shares. The Company intended, but had no obligation, to grant new options to the persons who formerly held the cancelled options no less than 90 days after the cancellation date of the original options. As the options were cancelled without the concurrent grant of a replacement award, the cancellation was treated as a settlement for no consideration, and all remaining unrecognized share-based payment expense associated with the cancelled options was accelerated for an amount of $914 during the six months ended June 30, 2023.

During the six months ended June 30, 2023, the Board of Directors approved stock option grants to purchase 8,471,000 common shares in accordance with the Long-Term Incentive Plan (the “LTIP Plan”) adopted on May 18, 2021 (six month ended June 30, 2022: 5,522,000 common shares). All options issued according to the LTIP Plan become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant.

24 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 19:	SHARE-BASED PAYMENT (Continued)

Details of the outstanding stock options are as follows:

	Six months ended June 30,
	2023		2022
	Number of Options	Weighted Average Exercise Price ($CAD)	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1,	21,804,000	3.47	12,547,000	5.06
Granted	8,471,000	1.89	5,522,000	2.5
Exercised	(400,000)	0.54	(55,000)	0.42
Forfeited	—	—	(170,000)	6.16
Cancelled	(10,535,000)	5.17	—	—
Expired	(340,000)	5.47	—	—
Outstanding, June 30,	19,000,000	1.85	17,844,000	4.27
Exercisable, June 30,	5,841,000	1.16	10,237,000	4.40

The weighted average contractual life of the stock options as of June 30, 2023 was 4.3 years (June 30, 2022: 4.3 years).

The inputs used to value the option grants using the Black-Scholes model are as follows:

Grant date	June 30, 2023
Dividend yield (%)	—
Expected share price volatility (%)	104%
Risk-free interest rate (%)	4.49%
Expected life of stock options (years)	3
Share price (CAD)	1.89
Exercise price (CAD)	1.89
Fair value of options (USD)	0.89
Vesting period (years)	1.5
Number of options granted	8,471,000

25 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 19:	SHARE-BASED PAYMENT (Continued)

Restricted Unit Shares (’‘RSU’’)

Details of the RSUs are as follows:

	Six months ended June 30,
	2023		2022
	Number of RSUs	Weighted Average Grant Price ($CAD)	Number of RSUs	Weighted Average Grant Price ($CAD)
Outstanding, January 1,	400,000	3.73	200,000	5.01
Granted	—	—	200,000	2.45
Settled	(108,000)	3.24	—	—
Outstanding, June 30,	292,000	3.91	400,000	3.73

On May 19, 2022, the Board of Directors approved the grant of 200,000 RSUs to certain members of senior management which vest 25% upfront and an additional 25% every 6 months. The value of the RSUs on the grant date was $1.91 per unit.

NOTE 20:	ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

Cost of revenues

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Energy and infrastructure	19,916	13,891	36,943	23,481
Depreciation	20,528	17,857	41,228	30,923
Purchases of electrical components	620	257	940	564
Electrician salaries and payroll taxes	455	306	811	635
	41,519	32,311	79,922	55,603

General and administrative expenses

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Salaries and share-based payment	5,040	9,891	10,197	17,551
Professional services	1,652	2,501	3,530	4,624
Insurance, duties and other	1,938	2,394	2,912	5,959
Travel, motor vehicle and meals	205	346	383	661
Hosting and telecommunications	114	191	206	321
Advertising and promotion	206	69	287	119
	9,155	15,392	17,515	29,235

26 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 20:	ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

Net financial income

		Three months ended June 30,		Six months ended June 30,
	Notes	2023	2022	2023	2022
Gain on disposition of marketable securities	a	(4,955)	(19,705)	(7,126)	(30,642)
Gain on extinguishment of long-term debt and lease liabilities	b	—	—	(12,835)	—
Loss on currency exchange		2,719	1,018	2,989	1,876
Interest on credit facility and long-term debt		673	4,191	1,924	6,896
Discount expense on VAT receivable	c	693	2,091	1,702	5,010
Interest on lease liabilities		350	355	719	660
Other financial (income) expenses		338	193	257	260
		(182)	(11,857)	(12,370)	(15,940)

a.	Gain on disposition of marketable securities

During the three and six months ended June 30, 2023, the Company funded its expansion in Argentina through the acquisition of marketable securities and in-kind contribution of those securities to the Company’s subsidiary in Argentina. The subsequent disposition of those marketable securities in exchange for Argentine Pesos gave rise to a gain as the amount received in ARS exceeds the amount of ARS the Company would have received from a direct foreign currency exchange.

b.	Gain on extinguishment of the BlockFi loan and Reliz lease liability

In February 2023, the Company negotiated a settlement of its loan agreement with BlockFi with a then outstanding debt balance of $20,330 for a payment of $7,750. As a result, a gain on extinguishment of long-term debt was recognized in the amount of $12,580 during the six months ended June 30, 2023.

In February 2023, the Company modified its lease agreement with Reliz Ltd. in order to settle its outstanding lease liability of $373 for a payment of $118. As a result, a gain on extinguishment of lease liabilities was recognized in the amount of $255 during the six months ended June 30, 2023.

c.	Discount expense on VAT receivable

A portion of the Argentine VAT receivable is not expected to be settled within the next 12 months and, therefore, it has been classified as a long-term receivable in Note 9 with the short-term portion being included in sales tax receivable in Note 5. The Company has discounted this VAT receivable to its present value. The discounted amount is classified within Net financial income during the three and six months ended June 30, 2023. Historically, ARS has devalued significantly when compared to USD due to high levels of inflation in Argentina, which may result in the Company recording future foreign exchange losses on its Argentina VAT receivable.

27 | Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 21:	GEOGRAPHICAL INFORMATION

Reportable segment

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and to assess performance. Accordingly, for management purposes, the Company is organized into operating segments based on the products and services of its business units and has one material reportable segment, cryptocurrency mining, which is the operation of server farms that support the validation and verification of transactions on the BTC blockchain, earning cryptocurrency for providing these services, as described in Note 1.

Revenues

Revenues* by country are as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Canada	26,458	33,169	49,947	63,095
USA	4,293	7,264	8,184	17,069
Argentina	2,796	—	4,092	—
Paraguay	1,932	1,382	3,306	1,980
	35,479	41,815	65,529	82,144

*	Revenues are presented based on the geographical contribution of computational power (measured by hashrate) or sales to external customers.

Property, Plant and Equipment

The net book value of property, plant and equipment by country is as follows:

	As of June 30,	As of December 31,
	2023	2022
Canada	120,307	142,654
USA	26,652	32,664
Argentina	42,106	31,927
Paraguay	11,465	12,183
	200,530	219,428

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 22:	ADDITIONAL DETAILS TO THE STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2023	2022
Changes in working capital components:
(Increase) decrease in trade receivables, net	(318)	394
Decrease in other current assets	788	6,350
Decrease (increase) in long-term deposits	592	(7,258)
Decrease in trade payables and accrued liabilities	(3,388)	(8,375)
Decrease in taxes payable	(255)	(651)
	(2,581)	(9,540)
Significant non-cash transactions:
Addition of ROU assets, property, plant and equipment and related lease liabilities	318	6,526
Purchase of property, plant and equipment financed by short-term credit	2,750	4,190
Equipment prepayments realized as additions to property, plant and equipment	4,905	49,234

NOTE 23:	SUBSEQUENT EVENTS

At-The-Market Equity Offering Program

During the period from July 1, 2023, to August 4, 2023, the Company issued 14,726,000 common shares through its at-the-market equity offering program in exchange for gross proceeds of $26,408 at an average share price of approximately $1.79. The Company received net proceeds of $25,567 after paying commissions of $841 to the Company’s agent. Refer to Note 15 for further details of the Company’s at-the-market equity offering program.

Baie-Comeau (Quebec) Acquisition

On April 10, 2023, the Company entered into agreements to acquire 100% of the shares of a corporation that owns the right to 22 MW of hydro power capacity in Baie-Comeau, Quebec, and lease a site to install the infrastructure to operate the acquired capacity.

On July 5, 2023, the Company completed the acquisition. The consideration transferred at closing totaled $1,883 (CAD$2,500), of which $750 (CAD$1,000) was paid in cash and $1,133 (CAD$1,500) was paid through the issuance of 821,000 common shares of the Company. The lease agreement is for an industrialized site in Baie-Comeau for an initial term of 10 years at $16 (CAD$21) a month. The lease agreement also provides the Company with the option to purchase the site for $2,248 (CAD$3,000) with an annual adjustment of the lesser of (i) the Consumer Price Index and (ii) 3% throughout the lease term.

Disposition of Suni Mineral Asset

On July 27, 2023, the Company sold the Suni mineral asset for a nominal amount to a third party.

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